Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S COMMON SHARES

The authorized share capital of Permex Petroleum Corporation (the “Company”) consists of an unlimited number of common shares without par value (the “Common Shares”). As of February 9, 2023, 1,932,604 Common Shares were issued and outstanding.

Each Common Share carries the right to attend and vote at all general meetings of the Company’s shareholders. Holders of the Common Shares are entitled to dividends, if any, as and when declared by the Company’s Board of Directors and to one vote per Common Share at meetings of the Company’s shareholders. In addition, upon liquidation, dissolution or winding-up of the Company, holders of Common Shares may share, on a pro rata basis, the remaining assets of the Company as are distributable to holders of Common Shares of the Company. The Company may, subject to certain exceptions, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms determined by the Company’s Board of Directors. The Company’s Common Shares are not subject to call or assessment rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.